Exhibit 99.1

SciSparc to Commence Its Clinical Trial with SCI-210 in Children with Autism Spectrum Disorder

“We hope the outcome of this trial will enable the Company to procced with commercialization process for SCI-210 in Israel”

TEL AVIV, Israel, July 14, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced it has been granted an approval from the Israeli Medical Cannabis Agency (“IMCA”) at the Israeli Ministry of Health to conduct its clinical trial for SCI-210 in children suffering from autism spectrum disorder (“ASD”). SCI-210 is a proprietary combination of cannabidiol (“CBD”) and CannAmide™.

With this approval, the Company has secured all necessary approvals to commence the clinical trial in Israel, including approvals from the Soroka University Medical Center Ethics Committee and Israeli Ministry of Health.

The Company’s goal is to sell SCI-210 first in Israel and then in various regions of the world subject to obtaining appropriate regulatory approvals.

“The initiation of this clinical trial represents a significant step forward for our proprietary SCI-210 as we work to develop a novel treatment for children and adolescents with ASD. Given there are very few safe and effective treatments for reducing ASD symptoms, we believe that SCI-210 potentially introduces a safe and effective solution to this condition, which represents a clear unmet medical need,” said SciSparc’s Chief Executive Officer, Oz Adler. “We hope the outcome of the trial  will enable the Company to procced with commercialization process for SCI-210 in Israel.”

“Medical cannabis is an important field in the medical aspects,” said Yuval Landsheft, Director of the IMCA at the Israeli Ministry of Health. “The IMCA was established when it was clear that professionalism is required in this field. We are in the world of pharma, and as such, we encourage companies to conduct well designed and controlled clinical trials in order to be able to approve indications and to keep Israel as a global leader in the medical cannabis,” Magister Landsheft continued.

The trial will investigate the effect and safety of SciSparc’s drug candidate SCI-210, in comparison to CBD monotherapy in treating ASD. The study’s objectives are to evaluate the safety, tolerability and efficacy of SCI-210 in children with ASD in a randomized, double-blind, placebo controlled with cross-over study. The design of the study includes a 20-week, randomized double-blind placebo-controlled with cross-over clinical trial of 60 children. The trial has three primary efficacy end points: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) performed by a clinician; and the effective therapeutic dose.

The trial was designed in consultation with the National Autism Research Center, the leading research center for autism in Israel.

ASD is a condition related to brain development that impacts how a person perceives and socializes with others, causing problems in social interaction and communication. The term “spectrum” in autism spectrum disorder refers to the wide range of symptoms and severity.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its belief that believe that SCI-210 potentially introduces a safe and effective solution to ASD in children and adolescents, which represents a clear unmet medical need, its hope that the outcome of the trial will be sufficient to enable the Company to commercialize SCI-210 in Israel, that the trial will investigate the effect and safety of SciSparc’s drug candidate SCI-210, in comparison to CBD monotherapy in treating ASD and the trial’s objectives and size. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055